SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2004

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant’s name into English)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F      ☒            Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      ☐            No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes      ☐            No      ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐            No      ☒

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 (File No. 333-117673) of América Móvil, S.A. de C.V., filed on July 26, 2004.

Recent Developments

América Móvil’s Consolidated Results for the Second Quarter of 2004

The unaudited condensed consolidated financial information presented in this document is stated in constant pesos with purchasing power as of June 30, 2004. As a result of Mexican inflation during the first six months of 2004, the purchasing power of one peso as of December 31, 2003 is equivalent to the purchasing power of 1.0162 pesos as of June 30, 2004. Accordingly, the unaudited condensed consolidated financial information presented in this document is not directly comparable to the audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2003 (the “2003 20-F”), because they are stated in constant pesos as of different dates. The audited consolidated financial information presented in the 2003 20-F is presented in constant pesos as of December 31, 2003.

In the second quarter of 2004, América Móvil, S.A. de C.V. added 3.5 million wireless subscribers, including 1.1 million in Mexico, 1.2 million in Brazil, 401 thousand in Argentina and 272 thousand in Central America. As of June 30, 2004, América Móvil’s wireless subscribers totaled 50.3 million and our fixed lines 1.9 million, for a combined figure of 52.3 million lines. We now have 25.6 million wireless subscribers in Mexico and more than 11 million in Brazil. The expansion of the GSM platform in our Mexican operations continues at a rapid pace, with approximately 28% of Telcel’s customers using that technology as of the end of the second quarter of 2004.

During the second quarter of 2004, América Móvil’s revenues increased by 9.4% as compared to the first quarter of 2004 and by 48.7% as compared to the same period in 2003, to Ps. 30,558 million. For the first half of 2004, América Móvil’s revenues totaled Ps. 58,489, a 52.0% increase compared to the same period in 2003. This increase in revenues reflects principally subscriber growth, as well as, when compared to periods in 2003, acquisitions. During the first half of 2004, our financial statements include a number of companies as consolidated subsidiaries that were not consolidated during the first half of 2003, including Compañía de Telecomunicaciones de El Salvador, CTI Holdings, S.A. (“CTI”) and BCP S.A. We acquired these companies during the fourth quarter of 2003.

During the second quarter of 2004, operating income increased by 41.4% as compared to the same period in 2003, to Ps. 6,089 million. For the first half of 2004, operating income totaled Ps. 11,369 million, a 39.0% increase compared to the same period in 2003. As a percentage of our total revenues, operating income during the second quarter of 2004 decreased to 19.9% as compared to 21.0% during the second quarter of 2003. This reflects a number of factors, including principally an increase in subscriber acquisition costs resulting from very rapid subscriber growth in several countries (mainly Brazil, Argentina and Central America) and continued strong growth in most of our other markets, including Mexico, and larger than anticipated costs in connection with the start-up of operations in the regions of Bahia-Sergipe and Paraná-Santa Catarina in Brazil. Accelerated subscriber growth generally entails greater subscriber acquisition costs, resulting in lower operating margins. The operating losses generated by our start-up operations in Brazil have been larger than expected as a result of faster subscriber growth than expected and higher than anticipated costs related to the development of our distribution network and the marketing of our national brand. We reported positive operating income in all of our geographic markets, other than Argentina and Brazil. As a percentage of our total revenues, operating income during the first half of 2004 decreased to 19.4% as compared to 21.3% during the first half of 2003.

We recorded comprehensive financing cost of Ps. 1,433 million during the three-month period ended June 30, 2004, as compared to comprehensive financing income of Ps. 1,212 million during the same period in 2003. The comprehensive financing cost recorded in the second quarter of 2004 resulted primarily from foreign exchange losses, whereas we registered significant foreign exchange gains in the same period in 2003. The foreign exchange losses recorded during the second quarter of 2004 reflected the depreciation of several of our operating currencies, principally the Mexican peso and the Brazilian real, relative to the U.S. dollar. For the first half of 2004, we recorded comprehensive financing cost of Ps. 1,070 million, compared to comprehensive financing income of Ps. 1,532 million during the same period in 2003.

Income taxes for the second quarter of 2004 increased by 104.7% (to Ps. 1,267 million) and for the first half of 2004 by 60.4% (to Ps. 2,521 million), in each case as compared to the corresponding period in 2003. This reflects the consolidation of companies acquired after the first half of 2003 and a higher effective tax rate in Mexico.

We had majority net income of Ps. 3,054 million during the second quarter of 2004, a 35.6% decrease as compared to the Ps. 4,742 million reported during the second quarter of 2003. For the first half of 2004, we had majority net income of Ps. 7,270 million, a 7.4% decrease compared to the Ps. 7,855 million reported during the first half of 2003. Basic majority net income per share was Ps. 0.24 during the second quarter of 2004, as compared to Ps. 0.37 during the second quarter of 2003. For the first half of 2004, basic majority net income per share was Ps. 0.58.

As compared to December 31, 2003, our total debt as of June 30, 2004 increased only by 2.1% to Ps. 51,166 million, our cash and cash equivalents as of June 30, 2004 decreased by 4.2% to Ps. 9,036 million, and our investments in marketable securities as of June 30, 2004 increased more than eight times to Ps. 6,778 million. The Ps. 5,970 million increase in marketable securities reflects the reclassification of our investment in U.S. Commercial Corp. (Ps. 2,280 million) to marketable securities available-for-sale and new investments in government bonds. We achieved these results notwithstanding that during the first half of 2004 we spent approximately Ps. 7.6 billion for the repurchase of our shares and the payment of dividends, and Ps. 0.7 billion in the aggregate to acquire a 100% interest in Megatel of Honduras and a 49.0% interest in ENITEL and to increase our interests in certain of our subsidiaries.

In July 2004, we acquired an additional 8% interest in CTI, thereby increasing our interest in the company to 100%.

The tables below summarize our consolidated results as of June 30, 2004 and for the three-month and six-month periods ended June 30, 2004:

America Movil’s Income Statement (in accordance with Mexican GAAP)

Millions of constant pesos as of June 30, 2004.

	For the three months ended,				% Change	For the six months ended,				% Change
	June 30, 2004		June 30, 2003			June 30, 2004		June 30, 2003
Service Revenues	Ps.	25,613	Ps.	18,050	41.9%	Ps.	49,325	Ps.	34,043	44.9%
Equipment Revenues		4,945		2,500	97.8%		9,164		4,438	106.5%

Total Revenues		30,558		20,550	48.7%		58,489		38,481	52.0%

Cost of Service		6,133		4,536	35.2%		11,988		8,631	38.9%
Cost of Equipment		8,264		4,258	94.1%		15,149		7,906	91.6%
Selling, General & Administrative Expenses		5,880		3,821	53.9%		11,255		7,266	54.9%
Depreciation & Amortization		4,192		3,629	15.5%		8,728		6,501	34.3%

Operating Costs and Expenses		24,469		16,244	50.6%		47,120		30,304	55.5%

Operating Income		6,089		4,306	41.4%		11,369		8,177	39.0%

Comprehensive Financing (Income) Costs:
Net Interest Expense		401		360	11.4%		886		528	67.8%
Other Financial Expenses		166		349	(52.4)%		405		523	(22.6)%
Foreign Exchange (Gains) Loss		1,239		(1,872)	n.m. *		1,133		(1,443)	n.m. *
Monetary (Gains)		(373)		(49)	n.m. *		(1,354)		(1,140)	(18.8)%

		1,433		(1,212)	218.2%		1,070		(1,532)	n.m. *

Other (Income) Loss, net		85		(44)	n.m. *		159		56	183.9%
Income & Deferred Taxes		1,267		619	104.7%		2,521		1,572	60.4%

Net Income before Minority Interest and Equity in Net Results of Affiliates		3,304		4,943	(33.2)%		7,619		8,081	(5.7)%

Equity in Net Results of Affiliates		(14)		(70)	80.0%		(36)		(89)	59.6%
Minority Interest		(236)		(131)	(80.2)%		(313)		(137)	(128.5)%

Net Income	Ps.	3,054	Ps.	4,742	(35.6)%	Ps.	7,270	Ps.	7,855	(7.4)%

*n.m.	= not meaningful

America Movil’s Balance Sheet (in accordance with Mexican GAAP)

Millions of constant pesos as of June 30, 2004.

	June 30, 2004		December 31, 2003		% Change	June 30, 2003		% Change
Current Assets
Cash & Cash Equivalents	Ps.	9,036	Ps.	9,437	(4.2)%	Ps.	12,880	(29.8)%
Marketable Securities		6,778		808	n.m.*		363	n.m.*
Accounts Receivable		12,467		11,599	7.5%		6,816	82.9%
Other Current Assets		3,377		2,872	17.6%		2,043	65.3%
Inventories		6,988		5,313	31.5%		3,167	120.7%

		38,646		30,029	28.7%		25,269	52.9%

Long-Term Assets

Plant, Property & Equipment		78,423		72,308	8.5%		66,740	17.5
Investments in Affiliates		1,869		2,590	(27.8)%		3,280	(43.0)%

Deferred Assets

Goodwill, net		8,608		8,158	5.5%		5,892	46.1
Trademarks & Licenses, net		32,638		34,235	(4.7)%		28,528	14.4
Deferred Assets		4,757		5,074	(6.2)%		0	n.m. *

Total Assets	Ps.	164,941	Ps.	152,394	8.2%	Ps.	129,709	27.2

	June 30, 2004		December 31, 2003		% Change	June 30, 2003		% Change
Current Liabilities
Short Term Debt**	Ps.	5,729	Ps.	12,303	(53.4)%	Ps.	6,083	(5.8)%
Accounts Payable		26,830		20,266	32.4%		13,427	99.8%
Other Current Liabilities		9,463		7,855	20.5%		5,743	64.8%

		42,022		40,424	4.0%		25,253	66.4%

Long-Term Liabilities
Long Term Debt		45,437		37,804	20.2%		37,818	20.1%
Other Long-Term Liabilities		3,710		3,839	(3.4)%		2,178	70.3%

		49,147		41,643	18.0%		39,996	22.9%

Stockholder’s Equity		73,772		70,327	4.9%		64,460	14.4%

Total Liabilities and Stockholder’s Equity	Ps.	164,941	Ps.	152,394	8.2%	Ps.	129,709	27.2%

*	n.m. = not meaningful
**	Includes current portion of Long Term Debt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo
Chief Financial Officer

Date: July 30 , 2004